58th Floor, China World Tower A

No.1 Jian Guo Men Wai Avenue

Beijing 100004, P.R. China

Telephone: +8610 5737 9300

Facsimile: +8610 5737 9301

www.kirkland.com

April 24, 2025

CONFIDENTIAL

Ben Phippen

Marc Thomas

Aisha Adegbuyi

Susan Block

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yuanbao Inc.
Registration Statement on Form F-1 (File No. 333-282164)

Dear Mr. Phippen, Mr. Thomas, Ms. Adegbuyi, Ms. Block:

On behalf of our client, Yuanbao Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 3 to the Company’s registration statement on Form F-1 (the “Registration Statement”) containing a preliminary prospectus with the estimated offering size and a price range and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

The Company respectfully advises the staff of the Commission (the “Staff”) that the Company plans to commence the road show for the proposed offering on or about April 25, 2025. and seeks to request that the Staff declare the effectiveness of the Registration Statement on or about April 29, 2025. The Company, together with the underwriters, plan to file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

* * *

If you have any questions regarding this letter, please contact me at Justin You Zhou at justin.zhou@kirkland.com, +8610 5737 9323 (work) or +852 6807 7708 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Justin You Zhou
Justin You Zhou

Enclosure

Division of Corporation Finance Office of Finance Securities and Exchange Commission April 24, 2025 Page 2	CONFIDENTIAL

c.c.	Rui Fang, Chairman of the Board and Chief Executive Officer

Huirui Wan, Chief Financial Officer
Mengyu Lu, Esq., Partner, Kirkland & Ellis International LLP
Jing Hu, Partner, PricewaterhouseCoopers Zhong Tian LLP
Benjamin Su, Esq., Partner, Latham & Watkins LLP
Daying Zhang, Esq., Partner, Latham & Watkins LLP